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SECURI 08032074 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 36915

SEC Mail Processing Section
MAY 30 2008
Washington, DC
104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Portfolio Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 Broadway, Ste. 800
(No. and Street)

Denver (City) CO (State) 80202-3922 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dale J. Seier (303)824-8175
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 14 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dale J. Seier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Portfolio Brokerage Services, Inc., as of March 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

SVP - Treasurer

Title

Julie M Klahn

Notary Public

My comm expires 07/26/08

JULIE M. KLAHN NOTARY PUBLIC STATE OF COLORADO

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Shareholder
Portfolio Brokerage Services, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Portfolio Brokerage Services, Inc. (the "Company") as of March 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial position provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Portfolio Brokerage Services, Inc. as of March 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
May 27, 2008

Portfolio Brokerage Services, Inc.
Statement of Financial Condition
March 31, 2008

Assets		
Cash and cash equivalents	$	830,501
Deposit with clearing organizations		170,380
Receivables from affiliate		918,407
Deferred tax assets		72,903
Other assets		52,385
Total assets	$	2,044,576
Liabilities and Shareholder's Equity		
Payable to clearing organization	$	7,000
Accounts payable, accrued expenses and other liabilities		59,267
Deferred tax liabilities		15,469
Total liabilities		81,736
Shareholder's Equity		
Common stock, $0.01 par value; authorized 100,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		1,205,190
Retained earnings		757,640
Total shareholder's equity		1,962,840
Total liabilities and shareholder's equity	$	2,044,576

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Portfolio Brokerage Services, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of PMC International, Inc. ("PMCI"), which is a wholly owned subsidiary of Envestnet Asset Management Group, Inc. (the "Parent"). The Company's primary business includes the execution of security transactions for Portfolio Management Consultants, Inc. ("PMC") and the facilitation of manager-directed transactions at various custodians where Envestnet Asset Management, Inc. ("EAM") has established agreements. PMC and EAM are registered investment advisors under the Investment Advisor Act of 1940 and are wholly owned subsidiaries of PMCI and the Parent, respectively.

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker-dealers operating under the provision of (k)(2)(i) are also exempted from the remaining provisions of rule 15c3-3 including the requirement to make the reserve computations under rule 15c3-3.

The following is a summary of the Company's significant accounting policies:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents consist of highly liquid investments with an original maturity of three months or less at the time of purchase.

Revenue recognition: The brokerage fees and commissions are earned from PMC and EAM and are related to the execution of security transactions for PMC and the facilitation of manager directed transactions at various custodians where EAM has established agreements. Securities transactions and related commissions are recorded on a trade date basis as transactions occur.

Fair value of financial instruments: The Company's financial instruments including cash, cash equivalents, receivables, and deposit with clearing organizations, are carried at amounts which approximate fair value. Payables and other liabilities are carried at amounts which approximate fair values.

Income taxes: The Company is included in the consolidated federal and state income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences are the differences between reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates of the date of enactment.

Note 1. Nature of Business and Significant Accounting Policies (continued)

On April 1, 2007, the first day of the Company's 2008 fiscal year, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in companies' financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is recognition to determine whether it is more likely than not that a tax position will be sustained upon examination. The second step is measurement whereby a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. FIN 48 also provides guidance on derecognition of recognized tax benefits, classification, interest and penalties, accounting in interim periods, disclosure and transition. In May 2007, the FASB directed the FASB Staff to issue FSP No FIN 48-1, *Definition of "Settlement" in FASB Interpretation No. 48* ("FSP FIN 48-1"). Under FSP FIN 48-1, a previously unrecognized tax benefit may be subsequently recognized if the tax provision is effectively settled and other specified criteria are met. The Company adopted FSP FIN 48-1 upon adoption of FIN 48. The adoption of FIN 48 did not have an impact on the Company's financial position, results of operations and cash flows.

New accounting pronouncements: In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. This Statement is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the potential effect of SFAS No. 157 on its financial position, results of operations and cash flows.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 permits companies to elect to follow fair value accounting for certain financial assets and liabilities in an effort to mitigate volatility in earnings without having to apply complex hedge accounting provisions. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the adoption of SFAS No. 159, if any, on its financial position, results of operations and cash flows.

Note 2. Related Party Transactions

The Company has entered into two service agreements with affiliated companies whereby such affiliates provide the Company with various services including certain personnel, administrative, office rent and other operating expenses.

The Company has entered into brokerage service agreements with certain affiliates whereby the Company provides all securities brokerage services required with respect to the managed assets of the affiliates. All of the brokerage fees and commissions revenue are a result of these agreements.

Note 3. Income Taxes

As of March 31, 2008, net deferred tax assets consist of the following:

Future deductible expenses and net operating loss carryforwards:		
Net operating loss carryforwards	$	70,944
Future deductible expenses		1,959
Total deferred tax assets		72,903
Future taxable income arising from:		
Prepaid expenses		(15,469)
Total deferred tax liabilities		(15,469)
Net deferred tax assets	$	57,434

The Parent and its subsidiaries file a consolidated federal income tax return. The Company is subject to state taxes in certain jurisdictions.

As of March 31, 2008, the Company has net operating loss carryforwards for federal income tax purposes of approximately $147,000 which are available to offset future taxable income and which will begin to expire in 2018.

Note 4. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2008, the Company had net capital of $815,155, which was $715,155 in excess of its required net capital of $100,000. At March 31, 2008, the Company's net capital ratio was .08 to 1.

Additionally, the Company is subject to net capital requirements of certain regulatory agencies. At March 31, 2008, the Company is in compliance with all such requirements.

Note 5. Financial Instruments with Off-Balance-Sheet Risk, Commitments and Contingencies, and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. The Company's exposure to credit risk associated with nonperformance of the customers in fulfilling their contractual obligations pursuant to securities transactions can be directly affected by the volatile trading markets that may impair the customer's ability to satisfy their obligations to the Company.

Note 5. Financial Instruments with Off-Balance-Sheet Risk, Commitments and Contingencies, and Concentration of Credit Risk (continued)

The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or a counterparty fail to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash accounts with financial institutions. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor, per bank. The Company had cash and cash equivalents at March 31, 2008, that exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

The Company is required to maintain cash in the amount of 40 percent of its collateral requirement as designated by the NSCC. As the amount of the Company's collateral requirement is $100,000, the corresponding cash requirement would be $40,000. The Company is in compliance with this requirement at March 31, 2008.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.

END